Exhibit 18

LETTER RE: CHANGE IN ACCOUNTING PRINCIPLE

February 25, 2013

Xylem Inc.
1133 Westchester Avenue
White Plains, New York

Dear Sirs/Madams:

We have audited the financial statements of Xylem Inc. (the “Company”) as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 25, 2013, which expresses an unqualified opinion and includes explanatory paragraphs concerning the fact that prior to October 31, 2011 the financial statements were derived from the accounting records of the water equipment and services businesses of ITT Corporation, and that for the period prior to October 31, 2011, the financial statements include expense allocations for certain corporate functions historically provided by ITT Corporation and that these allocations may not be reflective of the actual expenses which would have been incurred had the Company operated as a separate entity apart from ITT Corporation and that included in Note 19 to the consolidated and combined financial statements is a summary of transactions with related parties, and that the accompanying consolidated and combined financial statements have been retrospectively adjusted for the presentation of separate consolidated and combined statements of comprehensive income. Note 1 to such financial statements contains a description of your adoption during the year ended December 31, 2012 of the change in accounting method of valuing all inventories that used the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP